              As filed with the Securities and Exchange Commission on December 5, 2001
====================================================================================================

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                          (Amendment No. 3)

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          ---------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                      Behalf of Filing Persons)

                                           With a copy to:
                                      Joseph F. Mazzella, Esq.
                                     Nutter McClennen & Fish LLP
                                       One International Place
                                     Boston, Massachusetts 02110
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
Transaction Valuation*                                                          Amount of Filing Fee

     $4,500,000                                                                           $900**

*    Estimated for purposes of  calculating  the amount of the filing fee only.  This amount assumes the purchase of 1,500,000  shares of common  stock,  par value $.001 per share,  at the maximum tender offer price of $3 per share in cash.

**   Previously paid.

[ ]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2) and identify the filing with which the  offsetting  fee was  previously  paid.  Identify the previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                          Filing Party:   N/A
Form or Registration No.:  N/A                                         Date Filed:     N/A

[ ]  Check the box if the  filing  relates  solely to  preliminary  communications  made  before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

====================================================================================================

         This  Amendment  No. 3 to  Schedule  TO further  amends and  supplements  the Tender  Offer
Statement on Schedule TO  originally  filed on November 5, 2001, as amended on November 20, 2001 and
November  26,  2001,  relating to the tender offer by Bogen  Communications  International,  Inc., a
Delaware  corporation,  to purchase 1,500,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly  withdrawn,  at a price not greater  than  $3.00 per share nor less than $2.50 per  share,  net to the  seller in cash,  without interest, as specified by shareholders  tendering their shares.  Bogen's offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2001, as amended
November 20, 2001 and November 26, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constituted the offer.

ITEM 11. ADDITIONAL INFORMATION

         On  December 5, 2001,  Bogen  Communications  International,  Inc.  issued a press  release announcing the preliminary  results of its self tender offer, which expired on December 4, 2001. The press release is included herein as Exhibit (a)(5)(E) and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following:

Exhibit No.                Description
-----------                -----------

(a)(5)(E)                  Press Release, dated December 5, 2001

                                              SIGNATURE

         After  due  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                                                        /s/ Jonathan Guss
                                                                        ----------------------------
                                                                        Jonathan Guss
                                                                        Chief Executive Officer
Date:  December 5, 2001

                                            EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
----------           -----------

(a)(5)(E)            Press Release, dated December 5, 2001

                                        FOR IMMEDIATE RELEASE
                                        ---------------------

                              BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                     ANNOUNCES PRELIMINARY RESULTS OF DUTCH AUCTION TENDER OFFER

         Ramsey, New Jersey,  December 5, 2001 - Bogen Communications  International,  Inc. (Nasdaq:
BOGN)  announced  today the  preliminary  results of its modified Dutch auction tender offer,  which expired at 12:00  midnight,  New York City time, on Tuesday,  December 4, 2001.  Bogen commenced the tender offer on November 5, 2001 to purchase up to  1,500,000  shares of its common stock at a price between $2.50 and $3.00 per share, net to the seller in cash, without interest.

         Based on a  preliminary  count by the  depositary  for the tender  offer,  Bogen expects to purchase  1,012,211  shares at $3.00 per share. Due to the fact that less than 1,500,000 shares were tendered,  Bogen  expects  that all shares  properly  tendered  into the offer will be accepted  for payment at $3.00 per share. For this purpose, shares tendered at $3.00 per share will include shares tendered by those  persons who indicated in their letter of  transmittal  that they are tendering at the price  determined  pursuant to the offer.  All shares purchased in the tender offer will receive the same price.

         The actual  number of shares to be purchased  and the  purchase  price are subject to final confirmation  and the proper  delivery of all shares  tendered and not withdrawn,  including  shares tendered  pursuant to the guaranteed  delivery  procedure.  The actual number of shares and purchase price per share will be announced promptly following completion of the verification process. Payment for shares  accepted and return of all shares  tendered but not accepted will occur  promptly  after determination of the number of shares properly tendered. Based upon the preliminary estimates above, after  acceptance  and  payment  for shares  tendered  in the offer,  Bogen will have  approximately
9,100,745 shares of common stock issued and outstanding.

                                      ------------------------

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

Except for historical  information  contained herein, the statements made in this release constitute forward-looking  statements that involve certain risks and uncertainties.  Certain factors may cause actual  results  to differ  materially  from  those  contained  in the  forward-looking  statements,
including  general  market  conditions,  new  technological  developments,   competition,  potential
acquisitions  and  divestitures,   implementation   or  termination  of  strategic   initiatives  or
transactions,  the availability of financing  alternatives and other risks.  Certain of these risks, factors and other  considerations  are detailed from time to time in Bogen's  reports on file at the
Securities and Exchange  Commission,  including Bogen's Form 10-K for the fiscal year ended December
31, 2000 and 10-Q for the quarter ended  September 30, 2001. The Company  disclaims any intention or obligation  to  update  or  revise  any  forward-looking  statements,  whether  as a  result  of new information, future events or otherwise.

Contact:
BOGEN COMMUNICATIONS INTERNATIONAL, INC
Maureen A. Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

Information Agent:
MACKENZIE PARTNERS, INC.
Grace M. Protos, Senior Vice President.
(212) 929-5500